02021478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
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hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-25-08499~~
8-25467

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANTA BARBARA SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 GARDEN STREET
(No. and Street)

SANTA BARBARA (City) CA (State) 93101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STACI TETER (805) 966-1793
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MacFARLANE, FALETTI & CO., LLP.
(Name — *if individual, state last, first, middle name*)

115 EAST MICHELTORENA ST., SUITE 200, SANTA BARBARA, CA 93101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

3/20/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, CARL LINDROS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SANTA BARBARA SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

TERESA ORTIZ-PEREZ
Commission # 1299048
Notary Public - California
Santa Barbara County
My Comm. Expires Mar 30, 2005

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SANTA BARBARA SECURITIES, INC.
INDEX
DECEMBER 31, 2001 AND 2000

Page

FINANCIAL STATEMENTS:

Independent Auditors' Report	1
Statements of Financial Condition	2
Statements of Income	3
Statement of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 9

SUPPLEMENTARY SCHEDULE:

Computation of Net Capital Requirement Under Rule 15c3-1	11

INTERNAL CONTROL:

Report on Review of Internal Control	13 - 14

MACFARLANE
FALETTI & CO.
LLP
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER

JAMES W. FISCHER
JANE E. RUSSELL
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

INDEPENDENT AUDITORS' REPORT

Board of Directors
Santa Barbara Securities, Inc.

We have audited the statements of financial condition of Santa Barbara Securities, Inc. (a California Subchapter S Corporation) as of December 31, 2001 and 2000 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santa Barbara Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the index to financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations under the Securities Exchange Act of 1934 and is not otherwise a required part of the basic financial statements. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MacFarlane, Faletti & Co. LLP

Santa Barbara, California
February 13, 2002

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash and cash equivalents	$ 117,374	$ 199,125
Receivable from correspondent broker (Note 2)	15,630	28,822
Other receivables	299	-
Total Current Assets	133,303	227,947
Investments (Note 3)	3,300	121,250
Other assets	-	1,500
Total Assets	$ 136,603	$ 350,697

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities:		
Accounts payable and accrued expenses (Note 4)	$ 18,187	$ 122,030
Due to former stockholder (Note 5)	-	113,553
Total Current Liabilities	18,187	235,583
Stockholder's Equity:		
Voting common stock, no par value; 50,000 shares authorized; 1,000 shares outstanding	10,000	10,000
Retained earnings (Note 5)	108,416	105,114
Total Stockholder's Equity	118,416	115,114
Total Liabilities and Stockholder's Equity	$ 136,603	$ 350,697

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue:		
Commissions	$ 904,381	$1,536,308
Other	4,349	10,451
Total Revenue	908,730	1,546,759
Expenses:		
Employee compensation and benefits (Note 6)	713,312	1,052,138
Correspondent broker clearing charges	64,141	137,114
Commissions	52,191	269,158
Occupancy	20,509	34,671
Communications	10,062	12,656
Interest expense	1,084	8,090
Other selling and administrative	33,329	40,570
Total Expenses	894,628	1,554,397
Net income/(loss) before provision for taxes	14,102	(7,638)
Provision for Taxes (Note 7)	800	800
Net Income/(Loss)	$ 13,302	$ (8,438)

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balances, January 1, 2000	2,000	$ 20,000	$ 227,105	$ 247,105
Redemption of Stockholder's Interest	(1,000)	(10,000)	(113,553)	(123,553)
Net Loss - 2000			(8,438)	(8,438)
Balances, December 31, 2000	1,000	10,000	105,114	115,114
Redemption of Stockholder's Interest			(10,000)	(10,000)
Net Income - 2001			13,302	13,302
Balances, December 31, 2001	1,000	$ 10,000	$ 108,416	$ 118,416

See accompanying notes

SANTA BARBARA SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows from Operating Activities:		
Net income/(loss)	$ 13,302	$ (8,438)
Adjustment to reconcile net income/(loss) to cash provided by operating activities:		
Realized gain/(loss) on maturity of investments	362	(4,005)
Change in unrealized loss on investments	(239)	3,739
Changes in:		
Receivable from correspondent broker	13,192	15,836
Prepaid expenses and other receivables	(299)	2,800
Investment in other assets	1,500	(1,500)
Accounts payable and accrued expenses	(103,843)	(55,108)
Cash Used by Operating Activities	(76,025)	(46,676)
Cash Flows from Investing Activities:		
Purchase of investments	-	(117,465)
Proceeds from maturity of U.S. Treasury note	-	50,000
Proceeds from maturity of certificate of deposit	100,000	-
Proceeds from sale of investments	17,827	-
Cash Provided/(Used) by Investing Activities	117,827	(67,465)
Cash Flows from Financing Activities:		
Payment for corporate stock	(123,553)	-
Redemption of stockholder's interest	-	(10,000)
Cash Used by Financing Activities	(123,553)	(10,000)
Net decrease in cash	(81,751)	(124,141)
Cash and Cash Equivalents at Beginning of Year	199,125	323,266
Cash and Cash Equivalents at End of Year	$ 117,374	$ 199,125

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$ 800	$ -
Cash paid during the year for interest	$ 1,084	$ 7,563

See accompanying notes

NOTE 1: GENERAL

Description of the Corporation:

Santa Barbara Securities (the "Company") is a full-service stock brokerage company providing brokerage services to individuals and businesses primarily in Santa Barbara County.

Summary of Significant Accounting Policies:

Securities Transactions

Securities transactions are recorded in the financial statements on a trade date basis. Securities owned are stated at market value, and any unrealized gains or losses are reflected in income. The Company uses the first-in, first-out method to determine the cost when calculating realized gains and losses.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of less than ninety days, including cash in checking accounts and money market accounts.

Investments

Investments are recorded at fair market value.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in conformity with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenue and expenses.

Significant estimates include the estimate of the collectability of accounts receivable. It is possible that actual results within the next year may differ from management's estimates.

Reclassifications

Certain reclassifications have been made to the December 31, 2000 balances, as reported in the prior year financial statements, to make them comparable to the balances reported for the year ended December 31, 2001.

NOTE 2: RECEIVABLE FROM CORRESPONDENT BROKER

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the correspondent broker relates to the aforementioned transactions. No allowance for doubtful accounts has been made for this receivable as management considers the balance to be fully collectible.

NOTE 3: INVESTMENTS

At December 31, 2001, the Company holds warrants valued at $3,300. The $100,000 certificate of deposit matured and the Company sold 18,000 units of Federal National Mortgage Association, resulting in a gain of $362.

In 2000, the Company's investments consisted of warrants values at $3,300, a certificate of deposit with a cost and FMV of $100,000 and 18,000 units of Federal National Mortgage Association at a cost of $17,465 and a fair market value of $17,950 and an unrealized gain of $485.

The change in unrealized gain between the two years is $239.

NOTE 4: RELIEF OF POTENTIAL LIABILITIES

During 1999, the Company accrued legal expense for possible claims regarding an investment in Hurricane, Utah. During the current year, the Company paid approximately $100,000 to investors, obtained releases from the investors and received an indemnification from a former stockholder. In the opinion of management, the Company has been relieved of potential liabilities from this investment.

NOTE 5: REDEMPTION OF FORMER STOCKHOLDER'S INTEREST

As of the end of 1999, one stockholder who owned a 50% interest in the Company, agreed to sell his interest and leave the Company. The Company has settled all related matters and has completed the payments required for the redemption of stock.

NOTE 6: PENSION PLAN

The Company has a defined contribution pension plan that covers full-time employees who are at least 21 years of age and have one year of service as of the plan entry date. The Company contributes 17% of salary, up to $30,000, on behalf of each plan participant. Pension contributions charged to expense in 2001 and 2000 were $59,223 and $63,937, respectively.

NOTE 7: INCOME TAXES

In 2000, the Company elected "S" Corporation status for both federal and California income tax purposes. Therefore, under federal law, the Company does not pay income tax. The income is passed through, under federal law, to the stockholder who reports the income on his individual return. California recognizes "S" Corporations as a pass-through; however, the state imposes a minimum of $800 or 1.5% tax on income at the corporate level.

The provisions for California income taxes for 2001 and 2000 consist of $800 for each year.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company receives net fees from the sale of trust deeds from another company owned by the Company's shareholder. The fees are included in commission income and amounted to $411,500 in 2001 and $690,500 in 2000.

The Company's lease for its office space expired on April 30, 2001. Office rent expense in 2001 was $15,328 and in 2000 was $33,863. The Company currently occupies space, on a month-to-month basis, in an office building owned by the Company's shareholder. The shareholder is not charging the Company rent. The fair market value of the rent is $2,200 per month.

NOTE 9: NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, and as a member of the National Association of Securities Dealers, Inc. (NASD) must comply with the Net Capital rule of the Securities and Exchange Commission. At December 31, 2001, the Company had net capital as computed under Rule 15c3-1 of $114,817 which was $64,817 in excess of the $50,000 required to be maintained. At December 31, 2000, the Company had net capital as computed under Rule 15c3-1 of $111,138, which was $61,138 in excess of the $50,000 required.

NOTE 10: CONCENTRATIONS OF RISKS

As is common in the industry, the Company has one main market, Santa Barbara County, uses one correspondent broker, and generates revenues primarily from commissioned sales.

SUPPLEMENTAL SCHEDULE

SANTA BARBARA SECURITIES, INC.
SUPPLEMENTARY SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2001 AND 2000

	2001	2000
Net Capital:		
Total stockholders' equity	$ 118,416	$ 115,114
Deduct - Nonallowable Assets:		
Investments	(3,300)	-
Other receivables	(299)	-
Net capital before haircuts	114,817	115,114
Haircuts:		
2% of money market funds	-	3,976
Net Capital	114,817	111,138
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the statement of financial condition or $50,000 whichever is greater	50,000	50,000
Excess Net Capital	$ 64,817	$ 61,138
Aggregate indebtedness	$ 18,187	$ 235,583
Ratio: Aggregate indebtedness to net capital	0.16	2.12

Reconciliation of Form X-17A-5 filed for quarter ending December 31, 2001 to Audit Report dated February 13, 2002:

	Net Capital
As reported on Form X-17A-5	$ 127,806
Increase/(decrease) in income due to:	
Additional accrual of receivables	15,630
Expensed prepaid taxes	(800)
Reclassification of other assets	(9,333)
Additional accounts payable and accrued expenses	(18,187)
Deduct - Nonallowable Assets:	
Other receivables	(299)
As reported on Audit	114,817

Santa Barbara Securities, Inc. completed Form X-17A-5 using the cash basis of accounting.

INTERNAL CONTROL

MACFARLANE
FALETTI & CO.
L L P
CERTIFIED PUBLIC ACCOUNTANTS

115 E. MICHELTORENA ST.
SUITE 200
SANTA BARBARA
CALIFORNIA 93101
PHONE (805)966-4157
FAX (805)965-2454
E-MAIL cpa@mfco.com
WEBSITE www.mfco.com

REED S. SPANGLER
HARVEY K. LYNN
SUSAN M. FRAZIER

JAMES W. FISCHER
JANE E. RUSSELL
WILLIAM L. JACKSON
GAIL H. ANIKOUCHINE

RUSSELL H. ROBERTS,
CONSULTANT

REGINALD M. FALETTI
1902-1989

Board of Directors
Santa Barbara Securities, Inc.

In planning and performing our audit of the financial statements of Santa Barbara Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

MacFarlane, Faletti + Co. LLP

Santa Barbara, California
February 13, 2002

MACFARLANE FALETTI & CO. L.L.P
CERTIFIED PUBLIC ACCOUNTANTS